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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                     INFORMATION STATEMENT PURSUANT TO RULE
                                      13d-1
                    Under the Securities Exchange Act of 1934


                                  AmSurg Corp.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                       Class A Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   03232P 10 8
              -----------------------------------------------------
                                 (CUSIP Number)








                        (Continued on following page(s))

                                Page 1 of 5 Pages


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CUSIP No. 03232P 10 8                     13G                Page 2 of 5 Pages
---------------------                                        -----------------



-------------------------------------------------------------------------------
      1    NAME OF REPORTING PERSON
           S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON


                    William C. Weaver, III
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      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]

                                                                      (b)  [ ]
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      3    SEC USE ONLY


-------------------------------------------------------------------------------
      4    CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
-------------------------------------------------------------------------------
      NUMBER OF          5   SOLE VOTING POWER

       SHARES                     292,968
                     ----------------------------------------------------------
    BENEFICIALLY         6   SHARED VOTING POWER

      OWNED BY                    66,666
                     ----------------------------------------------------------
        EACH             7   SOLE DISPOSITIVE POWER

      REPORTING                   292,968
                     ----------------------------------------------------------
       PERSON            8   SHARED DISPOSITIVE POWER

        WITH                      66,666
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      9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    359,634
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     10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [ ]

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     11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    7.6%
-------------------------------------------------------------------------------
     12    TYPE OF REPORTING PERSON*

                    IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No. 03232P 10 8                   13G                 Page 3 of 5 Pages
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Item 1(a)         Name of Issuer:                        AmSurg Corp.

Item 1(b)         Address of Issuer's Principal          One Burton Hills Blvd.
                  Executive Offices:                     Suite 350
                                                         Nashville, TN 37215

Item 2(a)         Name of Person Filing:                 See page 2, Item 1

Item 2(b)         Address of Principal Business
                  Office:                                4406 Chickering Lane
                                                         Nashville, TN 37215

Item 2(c)         Citizenship:                           See page 2, Item 4.

Item 2(d)         Title of Class of Securities:          Class A Common Stock,
                                                         no par value.

Item 2(e)         CUSIP Number:                          03232P 10 8

Item 3            This statement is not filed pursuant to Rules 13d-1(b) or 13d-
                  2(b).

Item 4            Ownership:
                  (a)  Amount beneficially owned:

                          See page 2, Item 9.

                  (b)  Percent of class:

                          See page 2, Item 11.

                  (c)  Number of shares as to which such person has:

                   (i) Sole power to vote or to direct the vote:

                          See page 2, Item 5.



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CUSIP No. 03232P 10 8                       13G              Page 4 of 5 Pages
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                      (ii)  Shared power to vote or to direct the vote:

                             See page 2, Item 6.

                      (iii) Sole power to dispose or to direct the disposition
                            of

                            See page 2, item 7.

                      (iv) Shared power to dispose or to direct the disposition of

                            See page 2, Item 8.

         Item 5       Ownership of Five Percent or Less of a Class.

                      Inapplicable

         Item 6       Ownership of More than Five Percent on Behalf of Another
                      Person.

                      Inapplicable.

         Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                      Inapplicable.

         Item 8       Identification and Classification of Members of the Group.

                      Inapplicable.

         Item 9       Notice of Dissolution of Group.

                      Inapplicable.

         Item 10      Certification.

                      Inapplicable.




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CUSIP No. 03232P 10 8                   13G                 Page 5 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                2/12/98
                                                -----------------------------
                                                (Date)


                                                /s/ William C. Weaver
                                                -----------------------------
                                                (Signature)


                                                William C. Weaver
                                                -----------------------------
                                                (Name/Title)